Exhibit 99.1

JOINT NEWS RELEASE

Agnico Eagle Completes Acquisition of 100% of O3 Mining

(All amounts expressed in Canadian dollars unless otherwise noted)

TORONTO – March 18, 2025 – Agnico Eagle Mines Limited (NYSE: AEM; TSX: AEM) (“Agnico Eagle”) and O3 Mining Inc. (TSXV: OIII, OTCQX: OIIIF) (“O3 Mining”) are pleased to jointly announce that Agnico Eagle has today completed the acquisition of 100% of the outstanding common shares of O3 Mining (the “Common Shares”) pursuant to the amalgamation (the “Amalgamation”) of O3 Mining and Agnico Eagle Abitibi Acquisition Corp., a wholly-owned subsidiary of Agnico Eagle. O3 Mining is now a wholly-owned subsidiary of Agnico Eagle.

The Amalgamation constituted the subsequent acquisition transaction contemplated by Agnico Eagle’s board-supported take-over bid to acquire O3 Mining. Under the Amalgamation, shareholders of O3 Mining, other than Agnico Eagle, will receive $1.67 in cash per Common Share (the “Consideration”).

It is expected that the Common Shares will be delisted from the TSX Venture Exchange on or around March 20, 2025 and O3 Mining will file an application to cease to be a reporting issuer under Canadian securities laws.

Additional Information and How to Receive the Consideration

Additional information concerning the Amalgamation is contained in the notice of special meeting and management information circular of O3 Mining (the “Circular”) dated February 13, 2025. The Circular is available under O3 Mining’s issuer profile on SEDAR+ at www.sedarplus.ca.

In order to receive the Consideration (less applicable withholdings), each registered shareholder must properly complete and duly execute the letter of transmittal enclosed with the Circular and deliver such letter of transmittal, together with all other necessary documents and instruments to Odyssey Trust Company, in its capacity as depositary for the Amalgamation, at the address specified in the letter of transmittal and otherwise in accordance with the instructions contained in the letter of transmittal. Non-registered shareholders whose Common Shares are registered in the name of an investment advisor, broker, bank, trust company, custodian, nominee or other intermediary must contact such intermediary for instructions and assistance in exchanging their Common Shares for the Consideration.

If you have any questions or require assistance, please contact Laurel Hill Advisory Group, by phone at 1-877-452-7187 or by e-mail at assistance@laurelhill.com.

Information for Warrantholders

Any warrants to acquire Common Shares (the “Warrants”) that remain outstanding may be exercised prior to the expiry time thereof in accordance with the terms of the Warrant Indenture governing the Warrants, as amended, and will receive on exercise, in lieu of Common Shares, $1.67 in cash. The Warrant Indenture has been amended by a supplemental indenture to give effect to the foregoing. In connection such amendment, the exercise form to be used by holders of outstanding Warrants has been amended and replaced with an amended exercise form attached as Appendix E to the Circular. For additional information, please contact investor.relations@agnicoeagle.com or call (416) 947-1212.

About Agnico Eagle Mines Limited

Agnico Eagle is a Canadian based and led senior gold mining company and the third largest gold producer in the world, producing precious metals from operations in Canada, Australia, Finland and Mexico, with a pipeline of high-quality exploration and development projects. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading sustainability practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

For further information on Agnico Eagle, please contact:

Investor Relations at investor.relations@agnicoeagle.com or call (416) 947-1212.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation that is based on current expectations, estimates, projections, and interpretations about future events as at the date of this news release. Forward-looking information and statements are based on estimates of management by Agnico Eagle and O3 Mining, at the time they were made, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information or statements. Forward-looking statements in this news release include, but are not limited to, statements regarding: the timing for the delisting of O3 Mining from the TSX Venture Exchange and for O3 Mining to cease to be a reporting issuer; and the receipt of $1.67 in cash on the exercise of Warrants. Material factors or assumptions that were applied in formulating the forward-looking information contained herein include, without limitation, expectations relating to the timing for the delisting of the Common Shares and O3 Mining (or its successor) filing an application to cease to be a reporting issuer under applicable securities laws; and expectations concerning the outstanding Warrants. Agnico Eagle and O3 Mining caution that the foregoing list of material factors and assumptions is not exhaustive. Although the forward-looking information contained in this news release is based upon what Agnico Eagle and O3 Mining believe, or believed at the time, to be reasonable expectations and assumptions, there is no assurance that actual results will be consistent with such forward-looking information, as there may be other factors that cause results not to be as anticipated, estimated or intended, and neither O3 Mining, nor Agnico Eagle nor any other person assumes responsibility for the accuracy and completeness of any such forward-looking information. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. Agnico Eagle and O3 Mining do not undertake, and assume no obligation, to update or revise any such forward-looking statements or forward-looking information contained herein to reflect new events or circumstances, except as may be required by applicable law. These statements speak only as of the date of this news release. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Agnico Eagle or any of its affiliates or O3 Mining.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on O3 Mining, please contact:

Chris Vollmershausen | Chair of the Board of Directors
info@o3mining.com
Toll Free: +1 (833) 979-3516